UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040 and 333-210810) and Form F-3 (Registration Number 333-209336) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Closing of Warrant Exercise Window

On May 9, 2016, an exercise window closed for the Company’s outstanding warrants exercisable for the Company’s ordinary shares, nominal value DKK 1. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 64,979 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital from nominal DKK 25,128,242 to nominal DKK 25,193,221 through the issuance of 64,979 ordinary shares against average cash consideration of approximately US$8.96 per share, based on the EUR-USD exchange rate on May 9, 2016. The Company’s articles of association were amended accordingly.

Warrant Grants

On May 10, 2016, the Company’s board of directors granted an aggregate of 42,500 warrants to certain employees of the Company (the “Warrants”), in each case under the terms of Appendix 1 to the Company’s Articles of Association. In connection with the grant of these Warrants, the Company’s board of directors amended the Company’s Articles of Association to provide for the grant of these Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company and has an exercise price equal to US$15.68 per share, the closing price of the American Depositary Shares representing the Company’s ordinary shares as reported on the date of grant. Subject to earlier vesting upon the occurrence of certain exit events, these Warrants vest at a rate of 1/48th per month from the date of grant subject to continued service.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 3,756,092 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association.

The foregoing description of the terms of the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 12, 2016	By:	/s/ Michael Wolff Jensen Michael Wolff Jensen Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.